COMFORT KITCHEN

comfortkitchenbos.com

comfortkitchenbos@gmail.com



COLLABORATION · CROSS-CULTURAL UNDERSTANDING · COMMUNITY BUILDING ·



Background

Introduction

Nestled in Dorchester's Uphams Corner, our space is a cozy cafe by day and a 30-seat restaurant by night celebrating the food of the Diaspora — global comfort food. We are a community meeting space, and a food incubator dedicated to fostering collaboration, cross-cultural understanding, and community engagement.



Bringing back to life an historic public building after years of vacancy, Comfort Kitchen is designed as a welcoming beacon of community within Upham's Corner.

History

"The Comfort Station, a one-story stucco and terracotta tile mission style structure, was built as a convenience station in 1912 to support the expanding streetcar system in Boston. It was designed by local architect William Besarick who also designed the Upham's Corner's Bird Street Community Center, as well as many area triple-deckers.

The Comfort Station lies on what was once part of the 1630 Dorchester North Burying Ground and together they are listed on the State and National Registers of Historic Places and as a Boston Landmark. The historic building helps tell the story of 19th century municipal expansion and population growth in Dorchester, and the public transportation infrastructure built in the 20th century to support them." historicboston.org



Location

Uphams Corner is at a tipping point of American urban renewal. Change is inevitable, however efforts can be made to engage the community in the change process and bring new things in that respect the existing culture and history. Located at 611 Columbia Road, Dorchester, MA 02125, Comfort Kitchen is meant to be more than a food establishment.



Guiding Principles

1

Every person and community deserves
a healthy balanced lifestyle.

2

Healthy Community is the pillar
for a thriving economy that involves
genuine care for others around us.

3

One way to know your community is through
the belly. Want to foster relationships with
neighbors, friends and strangers? Share a meal.

Values

The Comfort Kitchen Three C's:

COLLABORATION

CROSS CULTURAL UNDERSTANDING

COMMUNITY BUILDING

The Concept

1. CAFE & RESTAURANT



A cafe by day, a restaurant by night, serving a staple menu of progressive and eclectic plates inspired by the Diaspora.

2. FOOD INCUBATOR POP-UPS



In partnership with Commonwealth Kitchen, we are offering local mid-level food entrepreneurs an affordable pop-up space for residencies or single night events.

3. COMMUNITY EVENTS



Community members are welcome to rent the space or collaborate with our team to create engaging social events.

The Concept

1. CAFE & RESTAURANT

Our cafe is intended to create a comfortable space for community members to relax and build relationships. We provide healthy food with produce from local farms and vendors. We will serve breakfast and lunch for the residents of Uphams Corner. We are centered around community building and plan to partner with local community partners. Celebrating local arts, culture and music will be the central theme of the space.

The restaurant will have a staple menu of progressive and eclectic plates exploring the food of the Diaspora, drawing inspiration from the founders' roots in Nepal, Ghana and beyond — global comfort food becomes local comfort food.



The Concept

2. FOOD INCUBATOR POP-UPS

In partnership with Commonwealth Kitchen, a non-profit kitchen in Dorchester incubating more than 50 community-based businesses, we are offering local mid-level food entrepreneurs an affordable proof of concept space for 4-6 month residency / single night events.

In addition to the pop-up space, our food residency will provide:

1. A chance to monetize and test their profitability
2. Test run their product and concept
3. Build a following and assist with marketing
4. Make a positive impact and build community

Our Pop-ups will shed light on food and its relationship to immigration (legal or not), women chefs, chefs of color, historically marginalized community and rising chefs that are making a difference in their community. Together we will tell stories that are often not told elsewhere. While we celebrate these unsung contributions, we will also highlight our local food ecosystem and the partners involved in this process. Together we will work to bring these untold stories front and center.

Monthly Community dinners will feature low-cost meals to our neighbors using all local and sustainable farming practices. This dinner series will highlight food issues that we are often not told like food insecurities and food mirages.

The Concept

3. COMMUNITY EVENTS

Community members are welcome to rent the space or collaborate with our team to create engaging social events.

We will have the following consistent community events:

1. **Historic Installations** - Historic Boston Incorporated will partner with our team to curate art installations and talks centered around telling the unique history of our community.

2. **Artists Residency** - We plan to partner with artists across all intersections to celebrate local art, culture and music. Our partnership with local art collectives, museums, activists, and musicians will help foster our collaboration and community building.

3. **Food expeditions** - cemetery walk with accompanying menu, Strand Theatre movie, play dinner series.

4. **Misc. Events** - Regular Comedy nights, Community meetings, discussion of art, politics and current events.

Aesthetic

Comfort Kitchen will have bohemian decor that honors the historical significance of the building. We will have an efficient and multi-use design that is clean and easy to reconfigure. We plan to have a small stage that faces the cafe bar with a projector screen, mic and enough space for a solo performance or up to 4-5 people. Lighting will be strategically located. Seating will be along the wall with 4-6 square tables and two big tables for 6 people. Bar stools will be around the cafe bar. In general, we will have size appropriate chairs and stools, wooden interior and comfortable furniture.



In-progress 3D model of floor plan, not final.



The Team



BIPLAW RAI
Managing Partner

A food industry entrepreneur and community organizer, Biplaw brings his business savvy to issues of social justice and empowerment. He grew up in Nepal, graduated from Truman State University, and earned his MBA at Hamline University with a specialization in Negotiation and Conflict Management.

A longtime citizen of Boston, Biplaw co-founded Dudley Cafe in Roxbury. He serves as a Trustee for the Grove Hall Trust in Dorchester and is a Board member of Commonwealth Kitchen, a non-profit food incubator in Boston.











NYACKO PEARL PERRY

Organization Development Partner

Nyacko specializes in performing multi-level data collection efforts and helping organizations as well as communities use data to drive strategic decisions. She holds a masters in Organization Development with Distinction from American University and is a recipient of the University's Segal-Seashore Fellowship award for her demonstrated commitment to social justice. Nyacko is the founder of Yin Consulting, a collaborative focused on personal, organizational and systemic healing.

She serves as an Advisory Board Member for the Action Boston Community Development, Inc Dorchester/ Roxbury site. She is also a 500-hour professional level yoga teacher, an Afro Flow Yoga® certified teacher, and weaves her mindfulness expertise into her consulting work.











KWASI KWAA

Chef Partner

A native of Ghana, Kwasi Kwaa has been honing his culinary craft at various kitchens in the Boston area. His passion for food has led him from his early start at Hi-Rise cafe & bakery, to the world of large-scale corporate catering at Fireside and BG Events.

In 2016, The Chop Bar pop-up emerged as a venue for Kwasi and his collaborators to explore street fare from around the world. The pop-up ran in tandem with the H.O.P.E. Inc. poetry series at Dudley Cafe in Roxbury. It takes its name and inspiration from the tiny roadside restaurants of his Ghanaian childhood.









Tonight Special
Chop Bar
Malawi

The Boston Globe
Wednesday, April 17, 2019
Wednesday Food
GETTING SALTY
With pop-up, he shares passion for taste of Ghana

EXTERNAL TEAM MEMBERS

Architecture and Design
Supernormal
supernormal.io

Financial Advisor
Stacey Cordeiro,
Boston Center for Community Ownership
bcco.coop/our-staff/

Branding
Rita Ferreira and Brendan McCabe

Legal Advisor
Law Office of Richard M Juang
juanglaw.com





Market Analysis

Location & Context

Comfort Kitchen is located in a dense, diverse, and historically mixed-use neighborhood on the cusp of change. This culturally rich area hosts a dynamic base of local "regulars" living within walking distance and holds potential to attract customers as a destination from further afield.

25,578 potential customers live within a leisurely 12-minute walk of Comfort Kitchen. A range of commercial, residential, and community uses exist with-in this same area, providing activity over many hours of the day and week, and bringing a range of visitors to the area to live, work, and play.



Map of the area around Comfort Kitchen that is accessible within a 12-minute walk.

● Comfort Kitchen

Residential (1-4 family)
Residential (Apartments/Condos)
Mixed Use (Commercial/Residential)
Commercial
Industrial
Tax Exempt

Location & Context

Comfort Kitchen sits within one of the most racially and culturally diverse areas of the city. We embrace and build upon this diversity to generate a collaborative future around food and cultural expression.



Population by reported race within a 12-minute walk of Comfort Kitchen (US Census).

- White
- Black
- Asian
- Hispanic
- Other Race
- Native American
- Multi-racial

Map of population by reported race (US Census)

1 dot = 1 person

Dudley Square

Comfort Kitchen
Upham's Corner

Codman Square

Customer Base

LOCALS & REGULARS

Ones that will visit our cafe 2-3 times a week or more, that lives or works in a walking distance, regulars and friends and our network. Weekend brunch folks that live in the community but work outside of Dorchester and visits the cafe once a week on weekends.

OUTSIDE COMMUNITY

Ones that will visit the space 1-2 times a month for particular events, pop-ups or tours.

Competitive Advantage

MULTIPLE SPACE USAGE

Rather than being completely dependent on the cafe business, we are collaborating with local entrepreneurs to bring engaging food and social events. This will offset costs and also draw patrons from inside and outside the community.

COMMUNITY ADVISORY BOARD

To ensure we are connected to the needs of the community and have consistent buy-in, we will establish an advisory board comprised of community members from different demographics. The Board will meet quarterly, where the Comfort Kitchen team will share their goals, events and hopes to elicit feedback from the board members. Board members will be given consistent opportunity to share their own goals and ideas both during the meeting and at their discretion.

SOCIAL CAPITAL

We have fostered strategic partnerships with community partners to ensure consistent patronage, catering opportunities, and event collaborations.

SWOT Analysis

STRENGTHS

- Blue Ocean concept
- Minimal direct competition
- Multiple modes of revenue: Restaurant, Cafe, Catering, Special events
- Multi-talented team with a history of working together
- Strategic partnerships
- Positive community reputation

WEAKNESSES

- New concept, not tested

OPPORTUNITIES

- Test new business practices for the food industry
- Explore how to build community in the context of space
- Make a real positive impact for our community

THREATS

- Lack of foot traffic
- Lack of other food establishments that are on a similar journey
- Transient community

Marketing Strategy

Our marketing principles will be based on word of mouth and partnerships. We will heavily invest in human capital and community partnerships.

Our data from previous experiences shows that with minimum capital contribution and maximum community partnership we will create a system that requires fewer marketing dollars.

**Complete Marketing Plan available upon request*

PLANNED MARKETING ACTIONS

1. USPS Bulk Marketing Mail (for launch and special events)
2. Social Media Presence (email blasts, consistent Instagram/Facebook posts, event posts on platforms like Meetup and Eventbrite)
3. Monthly Newsletter
4. Active blog posts on the website (news and thought pieces)
5. Door to Door/Walk-In (businesses, non-profits, schools, homes in and around Upham's Corner)
6. Hiring Local Talent network for PR (photography, videography, cross-promotion)

Performance Indicators

	YEAR1	YEAR 2
Average Monthly Revenue:	$74,058	$82,617
Average Order Size:	$10	$11
Profit Margin:	64%	64%
Sales per Square Foot:	$444	$496
Sales per Employee:	$69,294	$77,302

*Upon request: Pro-forma, Profit and Loss (5 year projection), and Revenue Model



Human-Centered Design

Through a 2-month project, we used human-centered design to learn about the experience of the Dorchester and Roxbury Community. We used insights from our community engagement project to inform the concept for Comfort Kitchen.

Our community data showed that food is a vital aspect of community building and we are dedicated to supporting local food entrepreneurs that are helping create a more conscious and culturally competent world through their food. We are Dorchester residents who are committed to partnering with individuals, groups, and organizations who want to make a positive impact.


IT UP
WHAT ELEMENTS OF DORCHESTER WOULD YOU LIKE TO SEE COMFORT KITCHEN AMPLIFY?
WHAT TYPES OF PROGRAMMING WOULD YOU LIKE TO SEE HAPPEN AT COMFORT KITCHEN?













WHAT WORDS DESCRIBE HOW YOU'D LIKE THE INSIDE OF COMFORT KITCHEN TO MAKE YOU FEEL?
Welcome
Accepted
Simple Rules
WARM
ALIVE!

POST IT UP

Lab promotes inclusive
and social enterprise, and
the Boston Community.

Movies
Wellness
Comedy
Immigrant
CULTURE
- TALK



Service

Operations

We will operate as a cafe in the day time and a restaurant in the evening. We will provide wholesome, healthy food and beverage reflecting the community we live in. Our produce, meat, and dairy will be sourced locally as possible and we will practice smart ways to decrease our carbon footprint.

Our sample breakfast fare includes locally roasted coffee, homemade teas and juices, local pastries and breakfast sandwiches. Our lunch sample includes freshly made salads, wraps, and wholesome rice bowls. The dinner menu will reflect the week's pop-up theme and on regular nights we will serve African and Asian inspired menu. We also plan to sell beer and wine.

Operating Hours: Monday - Sunday, 8am-3pm & 5pm-9pm

Closed: New Year's Day, Thanksgiving, Christmas, July 4th, Labor Day



Sample Dinner Menu

SNACKS

House Green Plantain Chips w/ Za'atar Spice

Crispy Fried Okra w/ Chop Bar Nido Sauce, pickled red onion

Yuca Fries, Confit Pork Belly, Moko

Crispy Smelts w/ Polenta & Piripiri

Goat Momos (steamed spicy goat dumplings in light soup)

Kelewele, Ripe Plantains w/ Peanut Dukkah

Grilled Sardines, Garlic EVOO, Grilled Sourdough

SEASON'S FRESHNESS

(will change based on available produce)

Sugar Snap-Pea & Asparagus Salad w/ Lemon Vinaigrette

Frisee Fresh, Sardines, Green Beans, Radish, Shito Vinaigrette

GRANDMA'S TABLE

Waakye Bowl Braised Rice and Kidney Beans in Sorghum Leaf Broth,
Seared Pork Belly, 5 min Egg, Yoko Gari, Pikliz (pickled veg salad)

Oh Snap! Grilled Red Snapper w/ Yuca Fries, Moko, Shito and Piripiri

Jollof!!! Spicy Braised Goat w/ Jollof Rice

SWEETS

Goats Milk Tart, Guava Coulis

Passion Fruit Mousse w/ Coco Nibs






Funding Request

Significant work has been done already to transform the Comfort Kitchen building. The outside of the building and all structural work has been completed.

We are fundraising $625k to:

• Build-out the entire upstairs equipped with a full kitchen, dining and performance space, bar counter and a customer bathroom.

• Insulate and build out the basement making it food-safe and add a staff bathroom.

• Purchase and install Kitchen Equipment, Walk-in refrigerator, hood and Working capital.

Comfort Kitchen is rooted in its values and committed to creating a space where people from all walks of life can experience joy and comfort. We hope you will consider supporting us in opening our doors!

We are happy to provide a more detailed budget as well as discuss ROI upon request.



Contact Information

WEBSITE
comfortkitchenbos.com

EMAIL
comfortkitchenbos@gmail.com

INSTAGRAM
@comfortkitchenbos

NEWS & FEATURES
https://www.baystatebanner.com/2019/09/04/restaurateurs-advance-plan-for-uphams-corner/



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